

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Joseph Hernandez
Chief Executive Officer
Blue Water Vaccines Inc.
201 E. Fifth Street, Suite 1900
Cincinnati, OH 45202

> **Re: Blue Water Vaccines Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 29, 2021**
> **File No. 333-260137**

Dear Mr. Hernandez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

Amendment No. 2 to Form S-1

Our Vaccine Program, page 82

1.   We note your responses to both prior comment 3 and to the first bullet in comment 6 issued in the staff's letter dated November 4, 2021. We reissue such comments and reiterate that there are still numerous instances throughout the prospectus, specifically from pages 86-101, where information presented in your tables and figures appears to be printed in much smaller type than the surrounding text. Even with enhanced pixilation, such text is not easily legible. Revise the formatting in your graphics to use a font size that is clearly readable without the need for magnification.

Participation in this Offering, page 146

2.   We note your disclosure on the cover page and here that certain existing stockholders and their affiliates have indicated an interest to purchase up to a specific amount of common stock in the offering at the initial public offering price. We also note your disclosure that such stockholders may decide to purchase more than the amount for which they indicated an interest in buying. We have the following comments:

- With reference to Item 501 of Regulation S-K, please tell us how you determined that such potential purchase information is so significant to an investment decision that it should be referenced on the prospectus cover page.
- In the new section on page 146, please identify the existing stockholders and their affiliated entities, other than Great American Insurance Company, that have indicated an interest in purchasing securities in this offering. Also tell us the aggregate dollar amount or the number of offered securities that each stockholder or affiliated entity has indicated an interest in purchasing.
- So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose in the new section on page 146 whether there is a ceiling on the amount that may be purchased by existing stockholders and quantify any ceiling. If not, please disclose the potential material impact on public investors.
- If the existing stockholders and/or their affiliated entities are reflected in the beneficial ownership table on page 145, please disclose under the Principal Stockholders section the expected percentage ownership if the stockholder does purchase common stock in this offering as their indication of interest reflects. Additionally, please tell us whether these indications of interest could result in a stockholder that is not currently included in the table on page 145 beneficially owning more than 5% of your outstanding shares following the offering.
- We note your disclosure that any of the existing stockholders or their affiliates that have indicated an interest in buying shares in the offering may determine to purchase more, fewer or no shares in this offering. If material, please revise your risk factors to describe how such developments would relate to the offering. In this regard, we note the risk factor on page 53 describing the concentration of stock ownership by your principal stockholders and management of the company.

Item 16. Exhibits and Financial Statement Schedules, page II-3

3.   We note that your exhibit index key to Amendment No. 2 has been revised to indicate that Exhibit 24.1, Power of Attorney, was "previously filed." In this regard, it appears your POA was included on the signature page of your S-1 filed on October 8, 2021. As applicable in your next amendment, please revise your index key to include a reference to the part of the registration statement containing the power of attorney. Refer to Item 601(b)(24) of Regulation S-K.

Joseph Hernandez
Blue Water Vaccines Inc.
December 9, 2021
Page 3

   You may contact Tara Harkins at 202-551-3639 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any other questions.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Life Sciences

cc: Jessica Yuan